United States securities and exchange commission logo





                            February 16, 2023

       Harry You
       Chairman
       dMY Technology Group, Inc. VI
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc. VI
                                                            Schedule TO-I
                                                            Filed January 26,
2023
                                                            File No. 005-92918

       Dear Harry You:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Exhibit 99.(a)(1)(A) to Schedule TO

       Questions and Answers about the Offer
       Q: What interests do our directors, executive officers, and Sponsor have in the Business
       Combination?, page 8

   1.                                                   We note your disclosure
that dMY VI   s officers, directors, and affiliates have incurred
                                                        expenses associated
with the Business Combination. Please quantify the aggregate dollar amount and describe the
nature of what the sponsor and its affiliates have at risk that depends on completion
of a business combination. Include the current value of securities held, loans extended,
fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
reimbursement. Provide similar disclosure for the company   s
                                                        officers and directors,
if material.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 2 16, 2023 Page 2
FirstName LastName
Q: Is there a limit on the total number of shares of Common Stock that may be tendered?, page
11

2. We note that you are offering to purchase all of dMY VI's outstanding shares of common stock but that you will not consummate the Offer (and therefore the Share Purchase
         Agreement) if sufficient shares of Common Stock are tendered such that, after giving effect to the PIPE Investment Amount received and the assets acquired in the Business
         Combination, your net tangible assets will be below $5,000,001. We also note that dMY
         VI has not entered into any subscription agreements for a PIPE Investment, but expects to enter into PIPE Subscription Agreements with PIPE Investors in the future. Please confirm your intention to disclose developments concerning the PIPE Investment, including all material terms of any PIPE, by amending the Schedule TO. Refer to Rule
         13e-4(c)(3).
Risk Factors, page 13

3. We note your disclosure on page 6 that there may be a controlling stockholder following the completion of the Business Combination. Please include a risk factor to address the potential risks associated with a potential controlling stockholder.
4. Please include a risk factor addressing the risks associated with the exclusive forum provision in your certificate of incorporation.
5. In your risk factors, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. We note that this is discussed on page 73.
If dMY VI's due diligence investigation of Rainwater Tech was inadequate..., page 14

6. Expand your disclosure to address the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
dMY VI may redeem the warrants at a time..., page 15

7. Please expand your discussion of the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 3 16, 2023 Page 3
FirstName LastName
Rainwater Tech is dependent on our suppliers and manufacturers, and supply chain issues could delay..., page 30

8. In order to provide investors with relevant context, please clarify whether Rainwater Tech has established any relationships with potential suppliers or manufacturers.
Rainwater Tech's Strategy, page 47

9. Please identify which senior technical advisor you are referring to in this section.
         Similarly, identify the senior technical advisor that participated in the third-party trial in
         Oman and describe their role in that trial.
Industry Background: Ionization Rainfall Generation, page 48

10.      Describe with specificity the steps Rainwater Tech   s management team
believes are
         necessary to commercialize and scale ionization rainfall generation. Research & Development, page 55

11. We note statements by Mr. Nefkens, as filed in your Form 425 on February 1, 2023, asserting that Rainwater Tech will not be "investing for years in R&D" but rather will be focused on commercialization efforts. Please reconcile those statements with the disclosure in this section, which indicates that the company will need to invest in significant research and development in order to bring its products to market. Please revise to provide a more detailed roadmap of the technological developments and improvements you will need to undertake to bring your proposed products to market.
The Business Combination
General Description of the Business Combination; Closing Consideration, page 60

12. Please tell us how the parties agreed to the $3.045 million total consideration and reconcile such amount to the $200 million fair market value of Rainwater Tech as determined by your Board.
Background of the Business Combination, page 61

13. We note that Needham did not render a fairness opinion. Please describe Needham's role facilitating the transaction and advising dMY VI, and discuss the level of diligence that
         Needham performed in connection with the proposed business combination.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 4 16, 2023 Page 4
FirstName LastName
dMY VI's Board of Directors' Reasons for the Approval of the Business
Combination
Valuation Analysis, page 70

14. Please expand your disclosure to discuss the material assumptions and limitations underlying the valuation analysis. Provide an explanation for the basis of the projected valuation into 2032. Also address the attainability of such predictions given the current developmental state of Rainwater Tech, including the factors or contingencies that would affect such growth from ultimately materializing.
Interests of Certain Persons in the Business Combination, page 72

15. Please tell us how you intend to comply with Rule 14e-5 given your representation that the Sponsor or its affiliates may purchase public shares from investors or execute agreements to purchase shares from investors outside of this tender offer.
Procedures for Tendering Shares of Common Stock, page 84

16.      Multiple references have been made in this section to dMY VI's
decisions as being    final
         and binding.    Please revise to expressly indicate that stockholders
may challenge dMY
         VI's determinations in a court of competent jurisdiction.
Conditions of the Offer, page 89

17. We note the following disclosure on page 90: "Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time, subject to applicable law." The representation that
the issuer   s failure
            at any time    to exercise any of the rights conferred by the
conditions    will not be deemed
         a waiver of any right    suggests the issuer may become aware that an
offer condition has
         been triggered or otherwise has become incapable of being satisfied and yet the tender offer may proceed without making a disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise to qualify the existing disclosure by affirming dMY VI's understanding of its obligation to disclose material changes.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 5 16, 2023 Page 5
FirstName LastName
Extension of the Offer; Termination; Amendment, page 91

18.      dMY VI has expressly reserved the right to accept for payment    an
additional amount of
         Common Stock not to exceed 2% of our issued and outstanding Common Stock without
         amending the Offer       Please advise us, with a view toward
deletion, how such an
         additional acquisition of Common Stock would be possible given the stated willingness to
         otherwise redeem    up to all    outstanding shares of Common Stock.
Unaudited Pro Forma Condensed Combined Financial Information, page 116

19. Please revise to explain how you plan to fund the business combination and maintain the minimum net tangible asset requirement if more than 22,800,114 shares of Common
         Stock are redeemed. To the extent the business combination will not be consummated if all public shareholders redeem their shares and you are unable to obtain additional financing, please revise to clarify as such.
20. We note your reference to 1,500 fully vested equity grants and 100,000 fully vested warrants in pro forma adjustment (c). It appears from your disclosure on F-55 that the
         1,500 shares of Rainwater Tech common stock were issued to the company's executive officers for services performed. Please tell us how the compensation expense related to such awards is reflected in the pro forma statement of operations for the period ended
         December 31, 2021, or revise as necessary. With regard to the fully vested warrants, we note that upon exercise, Mr. Dacier has the option to settle such warrants for $1.0 million in cash, in lieu of shares of common stock. Please tell us how you determined that equity classification is appropriate for such warrants, or revise as necessary. Refer to ASC 815-
         40.
21. Please revise the footnote to pro forma adjustment (f) to describe the conversion of $604
         Class B Common stock to Common stock upon consummation of the business combination.
22. Please provide a breakdown of the $10.2 million transaction costs incurred by dMY VI and clarify how such costs are reflected in pro forma adjustment (aa). To the extent pro forma adjustment (aa) is net of any amounts related to the waiver of deferred underwriting commissions, please explain why and cite the specific accounting guidance considered.
General

23. Please revise to disclose Rainwater Tech's year-end and ensure that such financial statements comply with the updating requirements of Rule 8-08(b) of Regulation S-X.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 6 16, 2023 Page 6
FirstName LastName
24. Please revise to include a Management's Discussion and Analysis of Financial Conditions
         and Results of Operations for Rainwater Tech and ensure you address the following:
             a detailed plan of operations for the next twelve months;
             the milestones you intend to reach and the timing thereof;
             the steps you will take to achieve each milestone;
             quantification of material cash requirements to reach each milestone; and
             your plan to meet such cash requirements under different
redemption scenarios.
         Refer to Item 303(b) of Regulation S-K.
25. Please expand your disclosure in the filing, including in your risk factor on page 25, to discuss the conditions that will result in the company losing emerging growth company status. In your risk factor, discuss the risks related to the company s emerging growth
         company status, including the fact that the company   s election not
to opt out of the
         extended transition period for new or revised accounting standard may make comparability of its financial statements difficult with other companies who comply with public adoption dates.
26. We note that the Share Purchase Agreement contemplates a PIPE Investment. State whether or not the consummation of a PIPE Investment is a condition to the business combination or is otherwise necessary for the parties to complete the business combination.
27. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
28. Prominently disclose at the forepart of the offer to purchase the fact that dMY VI assembled the management team and facilitated the formation of the target company,
         Rainwater Tech. Highlight that the sponsor's role in this regard is distinct from the typical role of a sponsor in other SPAC business combination transactions. Additionally, prominently disclose the relationships among current or future Rainwater Tech founders or employees and the Sponsor or its affiliates.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 7 16, 2023 Page 7
FirstName LastName
29.      The amount of consideration offered to stockholders, sometimes
referred to as the    price
         the issuer is offering to stockholders in exchange for their securities, is considered material information. See Exchange Act Release 43069 (July 24, 2000) (interpreting the
         term    material    under Section 14(e) of the Exchange Act to include
the offer    price   ). In
         order to comply with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of
         Regulation M-A, the amount of consideration must be disclosed. At present, the issuer has used a formulaic expression instead of a fixed offer price in an apparent attempt to comply with Section 14(e), Item 4 of Schedule TO, and Item 1004 of Regulation M-A.
         Because the offer price may vary on a day-to-day basis, the existing pricing mechanism may not only be inconsistent with the cited disclosure provisions, but also Rule 14e-1(b)
         of Regulation 14E, which requires ten business days to remain in the offer period following any change in offer price. Please revise the offer price so that it is fixed, or provide us with a legal analysis explaining why the existing pricing mechanism is not in conflict with the applicable provisions that regulate disclosure of price.
30.      Please refer to the following statement:    You should not assume that
the information
         provided in this Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer. Please revise to remove the implication that dMY VI is abdicating its responsibility to amend the Offer to
         Purchase to report material changes as required by Rule 13e-4(c)(3) and material facts under Section 14(e).
31. Information has been incorporated by reference in response to Item 10 of Schedule TO that has not been identified within the exhibit index appearing at page 7 of the Schedule
         TO. In order to comply with General Instruction F of Schedule TO, and ensure liability under the applicable tender offer regulatory provisions of the information so incorporated, please revise the exhibit index to identify any periodic reports (or the discrete content of such reports so incorporated) upon which dMY VI has relied to satisfy its disclosure
         obligations. The reference made in Instruction F to    submitted
relates to the actual filing
             or refiling     of the periodic report or other filing as
distinguished from the separate
         obligation to identify an informational source as an exhibit. Refer also to Item 12 of
         Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A.
 Harry You
FirstName LastNameHarry   You
dMY Technology   Group, Inc. VI
Comapany16,
February  NamedMY
            2023     Technology Group, Inc. VI
February
Page 8 16, 2023 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Chen Chen, Staff Accountant, at 202-551-7351, or Kathleen Collins,
Accounting Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact David Plattner, Special Counsel, at 202-
551-8094, with questions regarding tender offer rules and schedules. Please contact Alexandra
Barone, Staff Attorney, at 202-551-8816, or Joshua Shainess, Legal Branch Chief, at 202-551-
7951, with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Adam Brenneman